Exhibit 10.1

TO:	John Wardle

FROM:	Universal American Corp. & CVS Caremark Corporation

DATE:	December 30, 2010

Universal American Corp. (“UAM”) has entered into an Agreement and Plan of Merger among UAM, CVS Caremark Corporation (“CVS”) and a merger subsidiary formed by CVS (the “Merger Agreement”), pursuant to which UAM will become a direct or indirect wholly owned subsidiary of CVS (the “Merger”) effective as of the Effective Time, as defined in the Merger Agreement (the “Effective Time”). You, CVS and UAM hereby agree that from and after the Effective Time you will continue your employment with UAM or its successor pursuant to the terms provided in this cover letter and the attached Term Sheet, which is incorporated herein by reference (the “Term Sheet”). Effective as of the Effective Time the agreement embodied in the Term Sheet shall supersede and replace your existing employment agreement with UAM dated March 7, 2008 (as amended) and any and all equity award agreements pertaining to any equity awards you hold as of the Effective Time under any equity award plans or programs of UAM. The Term Sheet is subject to the effectiveness conditions set forth in the Term Sheet.

If the Term Sheet fully and accurately reflects our agreement regarding the matters addressed, please indicate your agreement by signing in the space provided.

CVS Caremark Corporation		Universal American Corp.

By:	/s/ David M. Denton	By:	/s/ Richard A. Barasch
Name:	David M. Denton	Name:	Richard A. Barasch

I, John Wardle, hereby agree that the terms set forth in this letter and the attached Term Sheet fully and accurately reflect our agreement regarding the matters addressed.

/s/ John Wardle

TERM SHEET

Term:

This Term Sheet sets forth the basic terms of your continued employment with UAM or its successor (the “Company”) for the period commencing at the Effective Time (which coincides with the closing of the CVS/UAM merger) and ending on December 31, 2012 (the “Agreement Term”). Your terms of employment for any period following the Agreement Term shall be subject to negotiation between you and the Company. Your employment shall be at will.

Position/Duties:

During the Agreement Term you shall continue to be the Executive Vice President Medicare responsible for the operations of the Part D business conducted at the Company’s Solon, Ohio location and you shall report to the President of Caremark (“Reporting Officer”). It is understood that you will maintain your residence in Rhode Island and will commute to Ohio in the fashion you have to date (approximately three day per week). The Company will provide you with an apartment in Ohio, in lieu of a hotel, at the Company’s cost and will reimburse your normal travel expenses while in Ohio. It is further understood that you will work from your home office while not in Ohio.

Compensation:

You shall receive an annualized base salary at the initial rate of $475,000 (the “Base Salary”) during the Agreement Term, provided that your Base Salary may be increased from time to time as provided below, and you shall be eligible for an annual bonus with a target at least equal to 100% of your Base Salary (the “Target Bonus”) for the calendar years 2011 and 2012. The bonus opportunity hereunder in respect of calendar year 2011 shall replace any bonus opportunity for you in place prior to the Effective Time. The performance criteria for the calendar year 2011 shall include the Company having a successful contract bid process, the remediation of compliance issues and maintaining contractual compliance and the performance criteria for the calendar year 2012 shall include objectives relating to the integration of the UAM Part D business with CVS’ Part D business and maintaining contractual compliance. The actual performance measures and actual amount of your annual bonus shall be established by your Reporting Officer (the “Annual Bonus”) and shall be in accordance with CVS’s normal bonus guidelines, procedures and determinations. The Company may increase (but not decrease) the Base Salary and Target Bonus during the Agreement Term and the terms Base Salary and Target Bonus shall refer to such items as they may be increased from time to time. For the avoidance of doubt, beginning in calendar year 2012, you shall be eligible for increases in Base Salary pursuant to the compensation policies and structure of CVS.

Existing UAM Equity Awards:

The equity awards you hold immediately prior to the Effective Time under any equity award plan, program or agreement of UAM shall be converted into an equivalent cash value as of the Effective Time (“Converted Cash Award”). Your Converted Cash Award shall be subject to vesting and payment terms that are no less favorable than those established generally by UAM as of the Effective Time for similar awards held by other senior executives of UAM.

As set forth in the transaction agreements, this treatment is as follows:

• cash related to options shall be paid promptly following the Effective Time;
• cash related to performance shares shall be paid one year following the Effective Time; and
• cash related to restricted shares shall be paid based on their current vesting schedules.

Restricted Stock Unit Grant:

On or about the Effective Time, you will be awarded a Restricted Stock Unit grant in respect of the number of shares of CVS common stock with a value (based on the closing price of a share of CVS common stock as of the Effective Time) equal to $550,000 (the “RSU Award”). The RSU Award will cliff vest on December 31, 2012 and settle on January 31, 2013, subject to the termination provisions below. Except as otherwise set forth herein, the RSU Award shall be subject to the same terms and conditions that apply to other restricted stock unit grants made to senior vice presidents of CVS.

You shall become eligible to receive equity awards consistent with similar executives of CVS beginning in calendar year 2013, if your employment with the Company continues past calendar year 2012.

Retention Award:

If you remain employed by the Company until December 31, 2012, you shall be entitled to a cash payment equal to the sum of your Base Salary and Target Bonus (the “Retention Bonus”), to be paid in all events prior to March 15, 2013.

Severance Protection:

In the event of (1) a termination of your employment during the Agreement Term by the Company without Cause or by you for Good Reason or (2) a termination of your employment following the Agreement Term (other than a termination by the Company for Cause), subject to (A) the execution of a general waiver and release of claims against the Company and its affiliates within 45 days following your termination of employment or the end of the Agreement Term, as applicable, and (B) your observance of the Restrictive Covenants below, you shall be entitled to:

(i)	any earned but unpaid Base Salary and Annual Bonus as of the termination date, paid as of the dates that such amounts would have been paid had your employment continued;
(ii)	a lump sum pro rata portion of your Target Bonus for the year of termination paid as of the date that your actual Annual Bonus would have been paid had your employment continued;
(iii)	the sum of your Base Salary and Target Bonus, paid in a lump sum payment 60 days following the termination of your employment;
(iv)	to the extent not theretofore paid, the Retention Bonus, paid on the date the Retention Bonus would have been paid had your employment continued;
(v)	full vesting and settlement of your RSU Award as of the date such award would have settled had your employment continued; and
(vi)

any portion of your Converted Cash Award which you have not received as of the date of your termination of employment, paid as of the dates such payments would have been paid had your employment continued.

Notwithstanding the foregoing, provided that any payments made pursuant to (i) through (v) above would become payable prior to 60 days following your termination of employment, such amount will be paid on the 60th day following your termination of employment.

For purposes of this Term Sheet, “Good Reason” shall mean: (i) a reduction of at least 5% in the aggregate, in your Base Salary and Target Bonus; (ii) the relocation of your principal place of employment to a location more than fifty miles from your principal place of employment immediately prior to the Effective Time; or (iii) a change in your position whereby you are no longer the most senior executive officer at the Solon, Ohio office location. In order for a termination to constitute a termination for Good Reason, you must (a) provide the Company with notice of the circumstances claimed to constitute Good Reason within 60 days following the occurrence of such circumstances, (b) allow the Company at least 45 days in which to cure such circumstances, and (c) terminate your employment within 60 days following the date of notice given pursuant to clause (a), provided that there shall be no Good Reason if the Company cures the circumstances claimed to constitute Good Reason prior to such termination.(1)

For purposes of this Term Sheet, “Cause” means (i) your willful and continued failure to substantially perform the duties of your position or breach of the material terms of this Agreement, after notice (specifying the details of such alleged failure) and a reasonable opportunity to cure; (ii) any willful act or omission which is demonstrably and materially injurious to the Company or any of its subsidiaries or affiliates; (iii) conviction or plea of nolo contendere to a felony or other crime of moral turpitude; or (iv) your breach of the Restrictive Covenants below.

Death or Disability:

In the event of a termination of your employment during the Agreement Term due to your death or Disability, you or your estate shall be entitled, upon execution of a general waiver and release of claims against the Company and its affiliates within 45 days following your termination of employment, to:

	(i)	earned but unpaid Base Salary and Annual Bonus as of the termination date paid as of the dates that such amounts would have been paid had your employment continued;
	(ii)	a lump sum pro rata portion of your Target Bonus for the year of termination paid as of the date that your actual annual bonus would have been paid had your employment continued;
	(iii)	to the extent not theretofore paid, the Retention Bonus, paid on the date the Retention Bonus would have been paid had your employment continued;
	(iv)	vesting and settlement of your RSU Award in accordance with the same terms and conditions that apply to other restricted stock unit grants made to senior vice presidents of CVS; and
(v)

any portion of your Converted Cash Award which you have not received as of the date of your termination of employment, paid as of the dates such payments would have been paid had your employment continued.

Notwithstanding the foregoing, provided that any payments made pursuant to (i) through (iv) above would become payable prior to 60

(1) For the avoidance of doubt, neither the Merger nor the requirement that you report up to the President of Caremark will constitute Good Reason. It you are required to report to someone other than the President of Caremark, that will be an event of Good Reason.

days following your termination of employment, such amount will be paid on the 60th day following your termination of employment.

Other Terminations:

In the event of a termination of your employment during the Agreement Term for Cause or due to a resignation or job abandonment by you other than for Good Reason, you shall be entitled to your earned but unpaid Base Salary as of the termination date, but you shall forfeit your entitlement to any further amounts hereunder, including any portion of the RSU Award, your Converted Cash Award and any Annual or Target Bonus amounts not yet paid as of the date of your termination.

Restrictive Covenants:	(A) Non-Competition.

(i)

For the period commencing at the Effective Time and ending 12 months following the termination of your employment with the Corporation (the “Non-Competition Period”) for any reason, you agree that you will not, directly or indirectly, engage in Competition with the Corporation (as defined below) anywhere in the United States of America and Puerto Rico.

“Competition” for purposes of this Agreement shall mean (i) engaging on behalf of a Competitor (as defined below) of the Corporation, whether as principal, agent, partner, officer, director, employee, independent contractor, investor, consultant or stockholder in any capacity or (ii) engaging on behalf of any Specified Company (as defined below) whether as principal, agent, employee, independent contractor, investor, consultant or stockholder in any of the following capacities: (a) in any capacity similar to that in which you worked for the Corporation; (b) in any senior- management-level (for example, if at the Corporation, as a vice president or higher, or at a comparable level at a Competitor) or executive position; (c) and/or otherwise in any capacity wherein the confidential information acquired and used by you during your employment with the Corporation would reasonably be considered to be useful to the Competitor. You understand and agree, however, that nothing in this Section shall prevent you from owning less than 5% of the shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange or registered under Section 12 of the Securities Exchange Act of 1934.

A “Specified Company” shall mean any of Medco Health Solutions, Inc., SXC Health Solutions Corp., Catalyst, Inc., Express Scripts, Inc. and Prescription Solutions or the PBM successor to United HealthCare Services, Inc.

A “Competitor” shall mean any person, corporation or other entity (and/or its parents, subsidiaries, affiliates and assigns) doing business in any geographical area in North America in which the Corporation or any of its subsidiaries or affiliates are doing or have imminent plans to do business, and which is engaged in the operation of a business which includes or has imminent plans to include a Medicare Part D business or any other services offered by the Company as an offering or component of its Medicare Part D business.

“Corporation” shall mean CVS and its subsidiaries and affiliates.

(ii)

You agree that, during your employment by the Corporation and during the Non-Competition Period following the termination of your employment for any reason, you will not, directly or indirectly, engage in any activity that involves providing audit review or other consulting or advisory services with respect to any relationship between the Corporation and any third party.

(iii)

You further agree and understand that the Corporation conducts a broad and evolving range of businesses and, because of the nature of such businesses of the Corporation, CVS operates throughout North America and, in some cases, on a global basis. As a result, you understand and acknowledge the need for the restrictions contained in this Agreement to be throughout the United States of America and Puerto Rico.

(B) Non-Solicitation.

(i)

You will not, directly or indirectly, during your employment with the Corporation and during the Non-Competition Period, solicit, accept, or attempt to solicit or accept business from any Corporation Customer for the purpose of offering, selling or providing products or services that, directly or indirectly, compete or interfere with the business of the Corporation. Further, during the Non-Competition Period, you will not, directly or indirectly, interfere with or attempt to disrupt the business relationship between the Corporation and any of its Customers or vendors. A “Customer” includes but is not limited to any mail order pharmacy, specialty pharmacy or pharmacy benefits management client or prospective client and any patient, medical office, hospital, or other customer or prospective customer of any Corporation business unit with respect to which you are engaged or provide material support during your employment with the Corporation.

(ii)

You further agree that you will not, directly or indirectly, during the Non-Competition Period: (a) solicit, cause, induce, or encourage, or attempt to solicit, cause or induce or encourage, any then current employee of the Corporation to leave his or her employment; (b) hire or otherwise engage the services of any then current employee of the Corporation or any individual who was employed by the Corporation in the six months preceding the termination of your employment; or (c) assist, cause, induce or encourage, or attempt to assist, cause, induce or encourage, any third party to take any of the actions described in subsections (a) or (b) above

(C) Confidentiality. At no time shall you divulge any secret or confidential information, knowledge or data relating to the Company or any of its affiliates which you has obtained in connection with your employment or services on behalf of the Corporation or any predecessors and which has not become public knowledge (other than by your violation of the foregoing).

In addition to any other remedies available at law, the foregoing Restrictive Covenants shall be enforceable by injunction, without payment of a bond, it being agreed that the damages suffered by the Company from any breach or threatened breach of these Restrictive Covenants could not be adequately remedied solely by monetary damages alone.

Governing Law:

The agreements embodied in this Term Sheet and the accompanying letter agreement (collectively the “Present Agreement”) shall be construed under and governed by the internal laws of the State of Delaware, without regard to Delaware’s choice of law rules.

Effectiveness Conditions:	The operative effect of the agreements embodied in the Present Agreement are conditioned upon (i) the occurrence under the Merger Agreement of the Closing (as defined in the Merger

Agreement) and (ii) your continued employment by UAM as of the date immediately preceding the Closing Date (as defined in the Merger Agreement). In addition, if the Effective Time does not occur prior to December 31, 2011, this agreement and the Term Sheet shall be null and void. This Term Sheet will remain effective and will be fully binding upon you and the Company unless and until an agreement with respect to the matters described in the Term Sheet is executed and approved in writing by you and the Company.